FOR IMMEDIATE RELEASE                                  November 16, 1999

               CARETENDERS REPORTS 2ND QUARTER EARNINGS

 INCOME FROM CONTINUING OPERATIONS INCREASED TO $0.06 FROM $0.05 LOSS

Louisville, KY -- Caretenders HealthCorp (NASDAQ:CTND) announced earnings for the quarter and six months ended September 30, 1999 following its announcement last Friday of the sale of its product operations for $14.5 million and plans to separate its visiting nurse operations. Accordingly, the results described in the following three paragraphs are applicable to the Company's continuing adult day health services operations on a standalone basis.

For the three months ended September 30, 1999, net income from continuing operations was $199,388 or $0.06 per share on revenues of $11,105,137. This compares to a net loss of ($160,454) or ($0.05) on revenues of $9,925,252 in the same quarter last year. For the six months the Company reported net income from continuing operations of $202,708 or $0.06 per
share on revenues of $21,440,145.   This compares to a net loss of
($750,410) or ($0.24) per share, on revenues of $19,313,192 on the same basis for the first half of the prior year. Actual results for the six months ended September 1999 included a ($0.02) non-recurring loss on the sale of a building while the same period in the prior year included a ($0.02) non-recurring goodwill write-down.

As announced on Friday November 12, 1999, the Company sold its product operations to Lincare Holdings, Inc., (NASDAQNM:LNCR) for $14.5 million and is pursuing available strategic alternatives to complete the separation of its visiting nurse operations. As a result of the operational separations, the Company has recorded a one-time net of tax loss of approximately $5 million or ($1.60) in the quarter ended September 30, 1999. This charge reduces the book value of the operations to their expected net realizable value and includes the estimated future operating results of the visiting nurse operations prior to separation.

By November 19, 1999 the outstanding balance on the line of credit is expected to be approximately $2.5 million. The Company has retained certain assets and liabilities associated with the product operations, the liquidation of which is expected to generate additional proceeds of approximately $2 million. This will reduce the Company's bank borrowings to nearly zero and make borrowing capacity available for further development of the adult day care business.

Giving pro-forma effect to the lower interest expense which will result from the sale of the product operations, net income from continuing operations, excluding non-recurring items, would have been $250,656 or $0.08 per share compared to a loss of ($84,654) or ($0.03) per share for the quarters ended September 30, 1999 and 1998 respectively and $359,486 or $0.12 per share compared to a loss of ($525,639) or ($0.17) per share for the six months ended September 30, 1999 and 1998 respectively.

 "Now that the results of the ADHS operations are presented on a standalone basis, the earnings and growth potential of this business are more clearly evident. The primary driver in our year to year earnings growth was increased occupancy in our day centers. On a year to date basis our occupancy is at 74% of capacity this year versus 69% last year. As occupancy rates increase, the incremental margin impact becomes quite apparent. Although there can be no assurance that our fill rates will improve, or even continue at current rates, we are optimistic about the future given our new singular focus on adult day care." said William B. Yarmuth, Caretenders' Chairman and CEO. "As we said in last Friday's release, we believe the opportunities available to us to maximize shareholder value are much stronger in adult day care than in the other divisions and we are very excited about the future of the Company."

The Company has extended the due date of its Form 10Q for the quarter ended September 30, 1999 for up to 5 days past its November 15, 1999 due date to properly reflect these recent operating changes in its financial statements.

Results of operations for the three and six month periods ended September 30, 1999 and 1998 are set forth in the table below. As discussed above, the results of continuing operations now consist solely of the Company's ADHS operations. These operations include adult day care center in-center care and personal care services provided in patients' homes.

Results of Operations
                                     Periods Ended September 30,
                          Three Months      Change      Six Months       Change
                        1999      1998    Amount       Percent  1999      1998
Amount Percent

Continuing Operations
  Net Revenues        $11,105,137     $  9,925,252 $ 1,179,885  11.9%  $21,44
0,145                $19,313,192     $  2,126,95311.0%

  Pre-tax Center Contribution  1,690,653      1,327,105      363,548  27.4% 3,12
3,369                2,189,719 933,650  42.6%

Net Income (loss) from Continuing
Operations             199,388 (160,454)      359,842        202,708  (750,410)
953,118

Discontinued Operations
  Results of operations        22,347   4,321 18,026         131,445  (5,153
,953)                5,285,398
  Estimated loss on disposal   (5,000,000)        - (5,000,000)       (5,000
,000)                        - (5,000,000)

  Net income (loss)  $(4,778,265)    $  (156,133) $ (4,622,132)       $(4,66
5,847)               $(5,904,363)    $  1,238,516

Earnings (loss) per share
  Continuing operations      $ 0.06  $  (0.05)    $ 0.12     $  0.06  $(0.24)  $
0.31
  Discontinued operations
    Results of operations       0.01     0.00   0.01          0.04     (1.65)
1.69
    Estimated loss on disposal  (1.60)       -      (1.60)    (1.60)       -
(1.60)
Total Earnings (loss) per share      $  (1.53)    $ (0.05) $ (1.48)   $(1.50)  $
(1.89)               $    0.40

Continuing operations excluding non-
recurring items with pro-forma adjustment
to reflect debt retired with proceeds of
product sale:
  Net income (loss)  $ 250,656 $(84,654)     $335,310        $359,486 $(525,639)
$                    885,125
  Earnings (loss) per share  $ 0.08  $  (0.03)    $ 0.11     $  0.12  $(0.17)  $
0.28

Note: As discussed previously in this release, the Company used the proceeds of the sale of the product operations to reduce outstanding debt. This table includes a pro-forma adjustment to remove interest expense as if the debt had been retired for the entirety of the periods presented.

Caretenders HealthCorp is an adult day health care services company focused on providing alternatives for seniors and other special needs adults who wish to avoid nursing home placement. The Company has locations in Kentucky, Maryland, Alabama, Massachusetts, Connecticut, Indiana, Ohio, and Florida.

Contact: William Yarmuth or Steve Guenthner (502) 899-5355.

All statements, other than statements of historical facts, included in this news release, including the objectives and expectations of management for future operating results, are forward-looking statements. These forward-looking statements are based on the company's current expectations. Although the company believes that the expectations with respect to the future of adult day and home health services reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Because forward-looking statements involve risks and uncertainties, the company's actual results could differ materially. The potential risks and uncertainties which could cause actual results to differ materially could include the impact of further changes in the Medicare reimbursement system, including the ultimate implementation of a prospective payment system; government regulation; health care reform; pricing pressures from third-party payers; and changes in laws and interpretations of laws relating to the healthcare industry. For a more complete discussion regarding these and other factors which could affect the company's financial performance, refer to the company's Securities and Exchange Commission filing on Form 10-K for the year ended March 31, 1999, in particular information under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The company disclaims any intent or obligation to update its forward-looking statements.